Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Nogin, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65528N105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65528N105	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Software Acquisition Holdings III LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,684,721
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,684,721

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 65528N105	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Jonathan S. Huberman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 226,824
	6	Shared Voting Power 15,684,721
	7	Sole Dispositive Power 226,824
	8	Shared Dispositive Power 15,684,721

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,911,545
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.7%
12	Type of Reporting Person IN

CUSIP No. 65528N105	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Mike Nikzad
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,684,721
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,684,721

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person IN

CUSIP No. 65528N105	Schedule 13G	Page 4 of 9

1	Names of Reporting Persons Andrew K. Nikou
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 15,684,721
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 15,684,721

9	Aggregate Amount Beneficially Owned by Each Reporting Person 15,684,721
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 20.5%
12	Type of Reporting Person IN

CUSIP No. 65528N105	Schedule 13G	Page 5 of 9

ITEM 1.	(a) Name of Issuer:

Nogin, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices:

1775 Flight Way, Ste. 400, Tustin, CA 92782

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Software Acquisition Holdings III LLC

Jonathan S. Huberman

Mike Nikzad

Andrew K. Nikou

(b) Address or Principal Business Office:

The principal business address of each of the Reporting Persons is 1980 Festival Plaza Drive, Ste. 300, Las Vegas, Nevada 89135.

(c) Citizenship of each Reporting Person is:

Software Acquisition Holdings III LLC is organized under the laws of Delaware.

Each of the remaining Reporting Persons is a citizen of the United States.

(d) Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(e) CUSIP Number:

65528N105

ITEM 3.

Not applicable.

CUSIP No. 65528N105	Schedule 13G	Page 6 of 9

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2022, based upon 66,694,295 shares of Common Stock outstanding as of November 10, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Software Acquisition Holdings III LLC	15,684,721	20.5%	0	15,684,721	0	15,684,721
Jonathan S. Huberman	15,911,545	20.7%	226,824	15,684,721	226,824	15,684,721
Mike Nikzad	15,684,721	20.5%	0	15,684,721	0	15,684,721
Andrew K. Nikou	15,684,721	20.5%	0	15,684,721	0	15,684,721

The share amount reported herein consists of (i) 172,632 shares of Common Stock held directly by Mr. Huberman, (ii) 5,701,967 shares of Common Stock held directly by Software Acquisition Holdings III LLC, (iii) 10,714 shares of Common Stock underlying warrants held by Mr. Huberman that are exercisable on or prior to March 1, 2023, (iv) 43,478 shares of Common Stock underlying convertible notes held by Mr. Huberman that are exercisable on or prior to March 1, 2023 and (v) 9,982,754 shares of Common Stock underlying warrants held by Software Acquisition Holdings III LLC that are exercisable on or prior to March 1, 2023. Software Acquisition Holdings III LLC is controlled by a board of managers which consists of Jonathan S. Huberman, Mike Nikzad and Andrew K. Nikou. As a result, each may be deemed to share beneficial ownership of the securities held of record by Software Acquisition Holdings III LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 65528N105	Schedule 13G	Page 7 of 9

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 65528N105	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2023

Software Acquisition Holdings III LLC

By:	/s/ Jonathan S. Huberman
Name:	Jonathan S. Huberman
Title:	Managing Member

Jonathan S. Huberman

/s/ Jonathan S. Huberman

Mike Nikzad

/s/ Mike Nikzad

Andrew K. Nikou

/s/ Andrew K. Nikou

CUSIP No. 65528N105	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).